Free Writing Prospectus dated December 7, 2007
Filed pursuant to Rule 433
Registration Statement Nos. 333-147181 and 333-147181-01
Final Terms
December 7, 2007
Principal Life Income Fundings Trust 34
USD 500 million 5-year Fixed-Rate Secured Medium Term Notes
Bond Terms

Issuer	Principal Life Income Fundings Trust 34
Ratings	Aa2/AA
Lead Managers	Deutsche Bank Securities Inc. and Lehman Brothers Inc.
Principal Amount	$500,000,000
Trade Date	December 7, 2007
Settlement Date	December 14, 2007 (T+5)
Maturity Date	December 14, 2012
Coupon	5.300%
Benchmark Treasury	3.375% Treasury Note due November 30, 2012
Coupon Payment Dates	The 14th of June and December, commencing June 14, 2008 through and including the Maturity Date
Treasury Price / Yield	99-111/4% / 3.518%
Reoffer Spread	UST + 180
Reoffer Yield	5.318%
Reoffer Price	99.922%
Gross Spread	0.350%
Net Proceeds	$497,860,000
Authorized Denominations	$1,000
Business Days	New York
CUSIP	74254PVP4
Principal Life Insurance Company (“PLIC”), as statutory issuer and depositor, and Principal Financial Group, Inc. (“PFG”) have filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents PLIC and PFG have filed with the SEC for more complete information about PLIC and PFG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank or Lehman Brothers will arrange to send you the prospectus and prospectus supplement (and pricing supplement, when available) if you request it by calling Deutsche Bank 1(212) 250-2500 or Lehman Brothers 1(888) 603-5847.